Exhibit 99.3

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2023

(Unaudited)

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2023

(Unaudited)

INDEX

Page

Condensed Consolidated Interim Statements of Financial Position	3-4

Condensed Consolidated Interim Statements of Profit or Loss and Other 5 Comprehensive Income	5

Condensed Consolidated Interim Statements of Changes in Equity	6

Condensed Consolidated Interim Statements of Cash Flows	7-8

Notes to Condensed Consolidated Interim Financial Statements	9-16

2

Intercure Ltd.
Condensed Consolidated Interim Statements of Financial Position

		March 31	December 31
		2023	2022
	Note	NIS in thousands
Current assets
Cash and cash equivalents		106,370	232,589
Restricted cash		13,775	13,907
Trade receivables, net		58,114	36,919
Other receivables	8	111,123	97,375
Inventory	5	126,404	120,133
Biological assets	6	10,041	6,365
Financial assets measured at fair value through profit or loss	7	207	205

		426,034	507,493

Non-current assets
Property, plant and equipment and right-of-use asset		101,351	103,133
Goodwill	9	284,181	284,181
Deferred tax assets		21,548	20,635
Financial assets measured at fair value through profit or loss		2,565	2,565
Investment in associate and loan		40,000	40,000

		449,645	450,514

Total assets		875,679	958,007

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

Intercure Ltd.
Condensed Consolidated Interim Statements of Financial Position

	March 31	December 31
	2023	2022

Current liabilities
Short term loan and current maturities	75,576	126,935
Trade payables	98,964	126,067
Other payables	49,812	48,397
Contingent consideration	7,919	10,230
Short term loan from non-controlling interest	1,139	1,090

	233,410	312,719

Non-current liabilities
Long term loans	95,962	99,684
Liabilities in respect of employee benefits	882	1,025
	-
Lease liability	22,447	23,102
	119,291	123,811

Total liabilities	352,701	436,530

Equity
Share capital, premium and other reserves	633,434	632,025
Capital reserve for transactions with controlling shareholder	2,388	2,388
Receipts on account of shares	8,541	8,541
Accumulated losses	(141,435)	(141,649)

Equity attributable to owners of the Company	502,928	501,305

Non-controlling interests	20,050	20,172

Total equity	522,978	521,477

Total equity and liabilities	875,679	958,007

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

Intercure Ltd.
Condensed Consolidated Interim Statements of Profit or Loss and Other 5 Comprehensive Income

	Three months ended March 31,		Year ended December 31
	2023	2022	2022
	NIS in thousands

Revenue	106,175	87,229	388,684
Cost of revenue before fair value adjustments	71,052	51,372	229,727

Gross income before impact of changes in fair value	35,123	35,857	158,957

Unrealized changes to fair value adjustments of biological assets	4,203	4,855	13,054
Loss from fair value changes realized in the current year	4,999	1,328	16,928

Gross Profit	34,327	39,384	155,083

Research and development expenses	157	162	632
General and administrative expenses	11,210	8,308	36,082
Sales and marketing expenses	13,570	9,830	56,533
Other expenses, net	2,038	195	2,128
Changes in the fair value of financial assets through profit or loss, net.	(4)	50	174
Share based payments	1,409	851	8,907

Operating Profit	5,947	19,988	50,627

Financing income	1,533	1,713	8,170
Financing expenses	5,706	2,294	14,955

Financing expenses, net	4,173	581	6,785

Profit before tax on income	1,774	19,407	43,842

Tax (expense) benefit	(1,682)	(4,708)	(93)
Total comprehensive Profit (loss)	92	14,699	43,749

Attribution of net profit (loss) for the quarterly:
To the Company’s shareholders	214	13,374	44,819
To non-controlling interests	(122)	1,325	(1,070)
Total	92	14,699	43,749

Earnings per share
Basic earnings	0.005	0.38	0.99
Diluted earnings	0.005	0.36	0.99

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

Intercure Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2023	632,025	2,388	8,541	(141,649)	501,305	20,172	521,477

Profit (loss) for the period	-	-	-	214	214	(122)	92
Share-based payment	1,409	-	-	-	1,409	-	1,409

As of March 31, 2023	633,434	2,388	8,541	(141,435)	502,928	20,050	522,978

As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

Profit for the period	-	-	-	13,374	13,374	1,325	14,699
Settlement in cash of an obligation to issue shares	(449)	-	-	-	(449)	-	(449)
Share-based payment	851	-	-	-	851	-	851

As of March 31, 2022	623,969	2,388	8,541	(173,094)	461,804	22,709	484,513

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

6

Intercure Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended March 31,
	2023	2022
	NIS in thousands
Cash flows from operating activities

Profit for the period	92	14,699
Taxes paid	(2,044)	(849)
Adjustments required to present cash flows from operating activities (A)	(50,587)	(10,782)

Net cash provided (used) by operating activities	(52,539)	*3,068

Cash flows from investing activities

Purchase of property, plant and equipment	(688)	(6,891)
Loans granted	(8,762)	-
Acquisition of subsidiaries, net of cash acquired	-	1,311
Decrease in restricted cash, net	(13)	-
Payments of contingent consideration	(2,200)	(4,155)
Payment of deferred consideration for the acquisitions	(2,758)	-
Net cash used in investing activities	(14,421)	(9,735)

Cash flows from financing activities

Lease payments	(1,136)	(619)
Receipt of loans from banks	9,803	22,022
Repayment of loans from banks	(63,657)	(2,633)
Repayment of loan from related party and controlling shareholder	(241)	(41)
Interest paid	(4,124)	*(963)
Net cash provided by financing activities	(59,355)	17,766

Increase (decrease) in cash and cash equivalents	(126,315)	11,099
Exchange differences in respect of balances of cash and cash equivalents	96	1,657
Balance of cash and cash equivalents at beginning of period	232,589	196,217

Balance of cash and cash equivalents at end of period	106,370	208,973

* Reclassified due to change in accounting policy, see Note 2(2).

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

7

Intercure Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended March 31,
	2023	2022
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the consolidated statement of Profit or loss and Other comprehensive income:

Depreciation	3,177	2,354
Share-based payment	1,409	851
Changes in the fair value of financial assets through profit or loss, net	(2)	50
Finance expenses (income), net	2,896	581
Change in liabilities in respect of employee benefits, net	(143)	251
Remeasurement of contingent consideration	(111)	-
Tax expense	1,682	4,708
	8,908	8,795
Changes in assets and liabilities items:

Increase in trade receivables	(21,195)	(2,160)
Decrease (increase) in other receivables	(4,696)	4,513
Increase in inventory	(6,271)	(20,795)
Increase in biological assets	(3,676)	(3,363)
Increase (decrease) in trade payables	(27,103)	18,672
Increase (decrease) in other payables	3,446	(16,444)

	(59,495)	(19,577)

	(50,587)	(10,782)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

8

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange, Toronto Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entire issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), the entire issued and paid-up capital of Pharmazone Ltd. (hereinafter: “Pharmazone”) and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd. (hereinafter: “Cannolam”). The Company also has additional holdings in the biomed sector.

Investments in the biomed sector:

The Company invested in two companies in the biomed sector: F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 7.

B.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS	-	New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.

9

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 2 - Significant Accounting Policies

1.	Basis of Preparation of the financial statements

The Group’s condensed consolidated financial statements (hereinafter: the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (hereinafter: “IAS 34”).

These financial statements have been prepared in a condensed format as of March 31, 2023, and for the three months then ended (“condensed consolidated interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2022 and accompanying notes (“annual consolidated financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on May 15 ,2023.

2.	Change in accounting policy, IAS 7

In September 2022, the Company elected to change the method of accounting for classification of interest paid in the statement of cash flows under investing activities. The Company has retrospectively amended the statement of cash flows for period ending at March 31, 2022 in order to reflect the effects of changes in the accounting policy to comparative periods.

Before the change in accounting policy, the Company classified interest paid in the statement of cash flows under operating activities. The Company believes classification of interest paid under investing activities in the statement of cash flows provides more relevant information to the users of its financial statements as it reflects better the essence of interest paid during the Company’s normal course of business.

(1)	Effect of the classification on the statements of cash flows:

	Three months ended March 31, 2022
			As presented in
	As presented	Effect of	these financial
	in the past	correction	statements
	NIS thousands	NIS thousands	NIS thousands
Profit for the period	14,699		14,699
Interest paid	(963)	963	-
Taxes on income paid	(849)		(849)
Adjustments required to present cash flows from operating activities (A)	(10,782)		(10,782)

Net cash provided by (used in) operating activities	2,105	963	3,068

Net cash provided by financing activities	18,729	(963)	17,766

10

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 3 - Transactions and Events During the Reporting Period

A.	During the reporting period, the Company borrowed loans in an aggregate amount of NIS 9.8 million for periods of 0.25 - 5 years at interest rates ranging from Prime +1.97% to Prime +2.05%.

During the reporting period the Company repaid loans in an aggregate amount of NIS 63.7 million.

B.	On February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”). On January 31, 2023 the agreement was automatically terminated after the fact that the closing conditions in accordance with the terms of the agreement were not met. During the negotiations and after the merger agreement was executed, the Company extended loans to Better, and also provided funding and cultivation services to it, in light of the parties’ cooperation. On February 14, 2023, the Company filed a statement of claim (“SoC”) against Cann Pharmaceutical Ltd. (“Cann”) with the Tel-Aviv Magistrate Court. In the SoC, the Company argues that Cann owes the Company a NIS 7,875,189 due to written agreements and commitments made by the parties that Cann violated.

Note 4 - Cultivating Facilities

Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek. On January 1, 2023, a cooperative was established and as of this date the activity of the Northern facility is executed under this entity.

11

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 4 - Cultivating Facilities (Cont.)

On April 23, 2019, Canndoc signed a binding agreement with an Israeli corporation which holds agricultural areas in Kibbutz Nir Oz, in the Western Negev, for the construction of a production complex with maximum production potential of up to 88 tons of medical cannabis per year, which will operate in addition to the northern facility (hereinafter: the “Southern facility”). During 2020, the Company completed the investment in the construction of facilities for the purpose of growing and production of inventory.

The southern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. Canndoc performed extension, upgrade and adjustment works on the southern facility, for the purpose of ensuring the southern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries.

On January 1, 2023, a cooperative was established and as of this date the activity of the Southern facility is executed under this entity.

Note 5 - Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	March 31,	December 31,
	2023	2022
	NIS in thousands
Finished goods	65,424	50,140
Goods in process and dried inflorescence	60,980	69,993
Total inventory	126,404	120,133

Note 6 - Biological Assets:

The Company measured biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	March 31,	December 31,
	2023	2022
	NIS in thousands
Balance as of January 1	6,365	5,566
Costs of growing medical cannabis plants	4,087	79,131
Change in fair value less selling costs	4,203	13,054
Transfer to inventory	(4,614)	(91,386)
Balance as of the end of the period	10,041	6,365

12

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 6 - Biological Assets: (Cont.)

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptions used:

	March 31	December 31
	2023	2022
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	2.2	1.9
Estimated net selling price (NIS per gram) (2)	17.4	17.4
Estimated growing cycle length (in weeks) (4)	13	13
Estimated growing cycle completion rate (in percent) (5)	38%	28%
Proportion of plants which do not reach the harvesting stage	3%	3%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	The Company’s estimate regarding the future ratio of sales
(4)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(5)	By planting date vs. growing cycle length

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	March 31	December 31
	2023	2022
	NIS in thousands
Average selling price	1,214	769
Proportion of oil products	11	18
Proportion of plants which do not reach harvesting	(30)	(20)

Note 7 - Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

A.	As of March 31, 2023 and as of December 31, 2022, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.70% of XTL’s issued and paid-up capital.

The fair value of these shares as of the end of the reporting period was based on the quoted share price (level 1) as XTL is a publicly traded company listed in the Nasdaq and Tel-Aviv stock exchange.

13

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 8 - Other receivables:

The balance as of March 31, 2023, is comprised mainly of debts and loans in the amount of NIS 72,912 thousand, provided to non-related parties as part of mergers and acquisitions processes which did not materialize and were not completed, net of respective provision for impairment.

Balance of non-related parties before provision for impairment	85,760
Provision for impairment	(12,849)
Balance of non-related parties after provision for impairment	72,912

Note 9 - Goodwill:

As a result of the decline in the Company’s share price the Company performed goodwill impairment testing for the Cannabis segment cash-generating unit’s recoverable amount as of March 31, 2023. In prior periods the Cannabis segment cash-generating unit’s recoverable amount was based on fair value less costs of disposal. The fair value less costs of disposal was estimated according to external market prices of the Company’s shares. As a result of the decline in share price, management has determined the recoverable amount to be the value in use calculated by using the discounted cash flow method. The recoverable amount of the unit was determined to be higher than the carrying amount and accordingly no impairment was recognized.

Note 10 - Operating segment data:

Reconciliation of operating segment data includes addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Period ended March 31, 2023
External revenue	106,175	-	-	106,175
Segment profit	12,085	4	-	12,089

General and administrative expenses not attributable to segments				(4,104)
Other expenses, net				(2,038)
Operating loss				5,947

Segment assets	846,190	2,772	26,716	875,679
Segment liabilities	484,356	-	(131,655)	352,701

14

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 10 - Operating segment data: (Cont.)

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Period ended March 31, 2022
External revenue	87,229	-	-	87,229
Segment profit (loss)	22,471	(50)	-	22,421

General and administrative expenses not attributable to segments				(2,238)
Other expenses, net				(195)
Operating loss				19,988

Segment assets	604,180	2,845	136,711	743,736
Segment liabilities	173,225	-	85,998	259,223

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2022
External revenue	388,684	-	-	388,684
Segment profit (loss)	68,552	(174)	-	68,378

General and administrative expenses not attributable to segments				(15,623)
Other expenses, net				(2,128)
Operating Profit				50,627

Segment assets	886,184	2,770	69,053	958,007
Segment liabilities	526,285	-	(89,755)	436,530

15

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 11 - Subsequent events:

A.	On April 25, 2023 the Company was informed that an application to approve a class action against 26 cannabis companies in Israel, including Intercure and three of its subsidiaries, was filed to the court in Israel. The subject of the application is the alleged claim that the defendants are in violation of the advertising prohibitions included in the Israeli regulations overseeing medical cannabis in Israel. The Company is currently considering the application and its likelihood of acceptance. In light of the preliminary stage of the proceedings, it is not possible to estimate the claim’s chances. Therefore, a provision in respect of the motion was not included in the Company’s financial statements.

B.	On April 26, 2023, we announced that we were informed that a lawsuit was filed against us in Tel Aviv-Jaffa District Court in Israel by minority shareholders of our subsidiary, Cannolam. The lawsuit relates to disagreements concerning the ongoing management of Cannolam. Intercure has conducted a preliminary review of the claims made by the minority shareholders and believes that they lack a valid legal basis. The Company is evaluating all legal options, including potential counterclaims. The Company is committed to vigorously defend its interests and will take all legal actions available to it. In light of the preliminary stage of the proceedings, it is not possible to estimate the claim’s chances. Therefore, a provision in respect of the motion was not included in the Company’s financial statements.

- - - - - - - - - - - -

16